Wyndham Worldwide Corporation

22 Sylvan Way

Parsippany, New Jersey 07054

(973) 753-6000 telephone

(973) 753-6545 facsimile

www.wyndhamworldwide.com

August 13, 2012

Via EDGAR AND HAND DELIVERY

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wyndham Worldwide Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 17, 2012
File No. 001-32876

Dear Ms. Gowetski:

On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated August 1, 2012 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2011, filed by the Company on February 17, 2012. For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter and we have reproduced the text of the Staff’s comment in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filing.

We are available at your convenience to discuss these matters with you.

August 13, 2012

Item 1A Risk Factors, page 31

Failure to maintain the security of personally identifiable and other information…, page 36

1.	We note you disclose that you and your service providers collect and retain significant volumes of certain types of personally identifiable and other information pertaining to your customers, stockholders and employees and that a significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or your data by cybercrime or otherwise could adversely impact your reputation and could result in significant costs, fines, litigation or regulatory action against you. We note the disclosure in your latest Form 10-Q referencing “three prior data breach incidents involving a group of Wyndham brand hotels.” Beginning with your next Form 10-Q, please state that you have experienced data breach incidents in the past in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

RESPONSE:

In future filings beginning with our next Form 10-Q we will revise our risk factor regarding the security of personally identifiable and other information to indicate that we have experienced data breach incidents in the past in order to provide context for our risk factor disclosure.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me should you require further information or have any questions.

Very truly yours,

/s/ Thomas G. Conforti
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation